UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes obligations in agreement with DoJ

—

Rio de Janeiro, October 04, 2021 - Petróleo Brasileiro S.A. – Petrobras announces that it has concluded the obligations set forth in its agreement with the U.S. Department of Justice (“DOJ”), previously disclosed in its 09/27/2018 release. The non-prosecution agreement, which related to Petrobras’ internal controls, accounting records, and financial statements during the period from 2003 to 2012, included certain obligations to be fulfilled by the company. Petrobras has fulfilled these obligations, including continuing to enhance its integrity program and self-reporting to DOJ during the agreement’s three-year term, and has fully complied with the agreement. Accordingly, the agreement is now completed.

Pursuant to the coordinated agreements with DOJ and the U.S. Securities and Exchange Commission (“SEC”), Petrobras paid US$ 853.2 million (10% in a criminal fine to DOJ, 10% in a civil fine to the SEC, and 80% for payments to the Brazilian authorities), committed to continue to improve its internal controls and compliance program, and agreed to cooperate with U.S. agencies, including by submitting annual reports to DOJ. The DOJ agreement also recognized that, in addition to the misconduct that was the subject of the agreement, Petrobras was victimized by the embezzlement scheme uncovered by the Brazilian public authorities in Operation Car Wash (“Lava Jato”).

"With the conclusion of the obligations foreseen in the agreement, Petrobras closes an important stage in its recovery trajectory. We have finally turned the page, and the end of the DOJ agreement proves that we are living in new times, with our compliance system being strengthened day by day. We now have a robust control system and anti-corruption measures that go beyond those required by law", observes Petrobras' Executive Director of Governance and Compliance, Salvador Dahan.

Since 2018, Petrobras has continued to improve the effectiveness of its internal controls and consolidate structural and governance changes by strengthening its culture of ethics, integrity, and transparency. The corporate compliance program includes, among other things, an independent Whistleblower Channel, mechanisms to combat fraud and corruption by the companies with which Petrobras does business (Due Diligence), and integrity analyses of all managers, administrators, and employees who work in critical processes (Integrity Background Check). In addition to these measures, the company invests in training on integrity-related topics for its employees, suppliers, and partners. As a result of its commitment to strengthening its governance and integrity practices, Petrobras successfully rejoined the Partnering Against Corruption Initiative (“PACI”), an initiative of the World Economic Forum (“WEF”) focused on anti-corruption and transparency issues.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Petrobras will continue to cooperate with the public authorities to fully investigate the illicit acts that victimized it, and it will also continue to seek compensation for the losses it has suffered as a result of these acts. Consistent with these efforts, the company currently is co-plaintiff with the Federal Prosecutor’s Office and the Federal Government in 21 pending administrative improbity actions and is an assistant prosecutor in 81 criminal actions. Petrobras has already received more than R$ 6.0 billion in compensation, including amounts that were repatriated from Switzerland by the Brazilian public authorities.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 04, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer